UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

RPX CORPORATION

(Name of Subject Company (Issuer))

RIPTIDE PARENT, LLC

RIPTIDE PURCHASER, INC.

(Name of Filing Persons (Offerors))

HGGC FUND II, L.P.

HGGC FUND II-A, L.P.

HGGC FUND II-B, L.P.

HGGC FUND II-C, L.P.

HGGC FUND II-D, L.P.

HGGC ASSOCIATES II, L.P.

HGGC AFFILIATE INVESTORS II, L.P.

HGGC FUND III, L.P.

HGGC FUND III-A, L.P.

HGGC AFFILIATE INVESTORS III, L.P.

HGGC ASSOCIATES III, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

74972G103

(CUSIP Number of Class of Securities)

Jade Bollinger

Riptide Parent, LLC

c/o HGGC LLC

1950 University Avenue, Suite 350

Palo Alto, CA 94303

(650) 618-4984

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joshua M. Zachariah

Joseph K. Halloum

Kirkland & Ellis LLP

555 California Street

San Francisco, CA 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$554,185,996	$68,996.16

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 49,933,908 shares of voting common stock, par value $0.0001 per share, at an offer price of $10.50 per share. The transaction value also includes (i) 320,065 shares issuable pursuant to outstanding stock option grants with a weighted average exercise price of less than $10.50 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $10.50 minus such exercise price and (y) dividing such product by the offer price of $10.50 per share, (ii) 2,578,825 Company Shares were issuable pursuant to outstanding Company restricted stock units, multiplied by the offer price of $10.50 per share, and (iii) 165,198 shares issuable pursuant to outstanding Company performance stock units assuming achievement at target levels, multiplied by the offer price of $10.50. The calculation of the filing fee is based on information provided by RPX Corporation as of the close of business on April 30, 2018.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $68,996.16	Filing Party: HGGC Fund II, L.P.
Form of Registration No.: Schedule TO	Date Filed: May 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Riptide Parent, LLC, a Delaware limited liability company (“Parent”), (ii) Riptide Purchaser, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), (iii) HGGC Fund II, L.P., a Cayman Islands exempted limited partnership (“Fund II”), (iv) HGGC Fund II-A, L.P., a Cayman Islands exempted limited partnership (“Fund II-A”), (v) HGGC Fund II-B, L.P., a Delaware limited partnership (“Fund II-B”), (ix) HGGC Fund II-C, L.P., a Delaware limited partnership (“Fund II-C”), (vi) HGGC Fund II-D, L.P., a Delaware limited partnership (“Fund II-D”), (vii) HGGC Affiliate Investors II, L.P., a Cayman Islands exempted limited partnership (“Fund II Affiliate Investors”), (viii) HGGC Associates II, L.P., a Cayman Islands exempted limited partnership (“Fund II Associates”, and together with Fund II, Fund II-A, Fund II-B, Fund II-C, Fund II-D and Fund II Affiliate Investors, the “Fund II Investors”), (ix) HGGC Fund III, L.P., a Cayman Islands exempted limited partnership (“Fund III”), (x) HGGC Fund III-A, L.P., a Cayman Islands exempted limited partnership (“Fund III-A”), (xi) HGGC Affiliate Investors III, L.P., a Cayman Islands exempted limited partnership (“Fund III Affiliate Investors”), and (xii) HGGC Associates III, L.P., a Cayman Islands exempted limited partnership (“Fund III Associates”, and together with Fund III, Fund III-A and Fund III Affiliate Investors, the “Fund III Investors”, and the Fund III Investors together with the Fund II Investors, the “Investors”). The Investors are each affiliates of Parent and Purchaser. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”) of RPX Corporation, a Delaware corporation (the “Company”), at a price of $10.50 per Company Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated May 21, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in this Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 11.	Additional Information.

The disclosure set forth in Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by replacing the second paragraph of the subsection captioned “Antitrust Compliance” with the following paragraph:

“Under the HSR Act, the purchase of Company Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, the next business day. Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Department of Justice Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 14, 2018, and on May 21, 2018, Parent and the Company received notice that the FTC granted early termination of the applicable waiting period under the HSR Act, effective the same day. Accordingly, HSR Clearance Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15—“the Certain Conditions of the Offer.””

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIPTIDE PURCHASER, INC.

By	/s/ Jeremiah Jewkes
Name:	Jeremiah Jewkes
Title:	Vice President and Treasurer
Date:	May 22, 2018

RIPTIDE PARENT, LLC

By	/s/ Jeremiah Jewkes
Name:	Jeremiah Jewkes
Title:	Vice President and Treasurer
Date:	May 22, 2018

HGGC FUND II, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC FUND II-A, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC FUND II-B, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC FUND II-C, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC FUND II-D, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC AFFILIATE INVESTORS II, L.P.

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC ASSOCIATES II, L.P.

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC FUND III, L.P.

By:	HGGC FUND III GP, L.P.
Its:	General Partner

By:	HGGC Fund III GP, L.P.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC FUND III-A, L.P.

By:	HGGC FUND III GP, L.P.
Its:	General Partner

By:	HGGC Fund III GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC AFFILIATE INVESTORS III, L.P.

By:	HGGC FUND III GP, L.P.
Its:	General Partner

By:	HGGC Fund III GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

HGGC ASSOCIATES III, L.P.

By:	HGGC FUND III GP, L.P.
Its:	General Partner

By:	HGGC Fund III GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	May 22, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 21, 2018.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on May 21, 2018.*

(a)(5)(A)	Joint Press Release issued by the Company and HGGC, LLC on May 1, 2018 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on May 1, 2018).*

(a)(5)(B)	Joint Press Release issued by the Company and HGGC, LLC on May 21, 2018.*

(b)(1)	Amended and Restated Debt Commitment Letter, dated May 18, 2018, from Jefferies Finance LLC to Riptide Purchaser, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of April 30, 2018, by and among RPX Corporation, Riptide Purchaser, Inc. and Riptide Parent, LLC (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 1, 2018).*

(d)(2)	Confidentiality Agreement, dated January 9, 2018, between RPX Corporation and HGGC, LLC.*

(d)(3)	Exclusivity Agreement Letter, dated April 26, 2018, from HGGC, LLC to RPX Corporation. *

(d)(4)	Limited Guarantee, dated as of April 30, 2018, by each of the Fund II Investors in favor of RPX Corporation.*

(d)(5)	Equity Commitment Letter, dated as of April 30, 2018, from each of the Fund II Investors to Riptide Parent, LLC.*

(g)	None.

(h)	None.

*	Previously filed.